DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Amounts in USD

Dates

Collection Period No.	35	
Collection Period (from... to)	1-Jan-2023	31-Jan-2023
Determination Date	13-Feb-2023	
Record Date	14-Feb-2023	
Distribution Date	15-Feb-2023	
Interest Period of the Class A-1 Notes (from... to)	17-Jan-2023	15-Feb-2023 Actual/360 Days 29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2023	15-Feb-2023 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	85,405,000.00	63,885,565.07	49,346,607.13	14,538,957.94	170.235442	0.577795
Total Note Balance	**1,005,405,000.00**	**63,885,565.07**	**49,346,607.13**	**14,538,957.94**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**158,486,047.11**	**143,947,089.17**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.370000%	72,936.02	0.854002	14,611,893.96	171.089444
Total		**72,936.02**		**14,611,893.96**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	14,228,954.95	(1) Total Servicing Fee	132,071.71
Interest Collections	773,060.08	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	142,996.31	(2) Total Trustee Fees and amounts owed to Asset Representation	0.00
Recoveries	66,937.02	Reviewer (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount	72,936.02
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	48,456.95	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**15,260,405.31**	(6) Regular Principal Distributable Amount	14,538,957.94
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**15,260,405.31**	(8) Total Trustee Fees and Asset Representation Reviewer fees not	0.00
		previously paid under (2)	
		(9) Excess Collections to Certificateholders	516,439.64
		Total Distribution	**15,260,405.31**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	132,071.71	132,071.71	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	72,936.02	72,936.02	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	72,936.02	72,936.02	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	72,936.02	72,936.02	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,538,957.94	14,538,957.94	0.00
Aggregate Principal Distributable Amount	14,538,957.94	14,538,957.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,535.43
minus Net Investment Earnings	8,535.43
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,535.43
Net Investment Earnings on the Collection Account	39,921.52
Investment Earnings for the Collection Period	48,456.95

Notice to Investors

Note:

Daimler Truck Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sale and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on February 15, 2023 (the "Redemption Date") and has deposited $49,346,607.13 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	158,486,047.11	2,580
Principal Collections	10,367,621.88	
Principal Collections attributable to Full Pay-offs	3,861,333.07	
Principal Purchase Amounts	0.00	
Principal Gross Losses	310,002.99	
Pool Balance end of Collection Period	143,947,089.17	2,432
Pool Factor	13.09%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.65%
Weighted Average Number of Remaining Payments	42.36	20.14
Weighted Average Seasoning (months)	14.06	44.93

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	142,643,477.96	2,386	99.09%
31-60 Days Delinquent	995,972.88	33	0.69%
61-90 Days Delinquent	271,525.51	10	0.19%
91-120 Days Delinquent	36,112.82	3	0.03%
Total	143,947,089.17	2,432	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.21%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	310,002.99	8	17,186,564.93	237
Principal Net Liquidation Proceeds	145,136.25		6,456,652.68	
Principal Recoveries	64,265.89		6,862,871.32	
Principal Net Loss / (Gain)	100,600.85		3,867,040.93	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.798%
Prior Collection Period	0.047%
Second Prior Collection Period	(0.539%)
Third Prior Collection Period	(1.260%)
Four Month Average	(0.238%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.352%
Average Net Credit Loss/(Gain)	16,316.63

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

		Total Pool				
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%
21	1.33%	0.37%	0.32%	0.07%	0.01%	15.52%
22	1.37%	0.39%	0.19%	0.11%	0.05%	15.94%
23	1.40%	0.40%	0.22%	0.02%	0.04%	15.90%
24	1.41%	0.41%	0.45%	0.04%	0.01%	15.57%
25	1.41%	0.37%	0.33%	0.04%	0.02%	15.73%
26	1.43%	0.37%	0.23%	0.01%	- %	15.65%
27	1.43%	0.37%	0.84%	0.03%	0.01%	15.93%
28	1.46%	0.37%	0.31%	0.07%	0.01%	15.77%
29	1.48%	0.37%	0.26%	0.07%	0.06%	15.37%
30	1.50%	0.37%	0.11%	0.07%	0.05%	15.47%
31	1.51%	0.37%	0.34%	0.01%	0.04%	15.43%
32	1.52%	0.35%	0.42%	0.11%	- %	15.02%
33	1.53%	0.34%	0.44%	0.06%	0.03%	14.93%
34	1.53%	0.34%	0.60%	0.09%	0.05%	14.94%
35	1.56%	0.35%	0.69%	0.19%	0.03%	15.21%